March 16, 2009	TSX : HNC

Hard Creek Nickel Corporation to be featured on
CEO Clips on The Biography Channel (Canada)

CEO Clips, a series of two minute corporate profiles on Canadian companies, will feature Hard Creek Nickel Corporation (‘the Company’) on the Biography Channel beginning March 16 to April 12, 2009 throughout the day and evenings. It can also be viewed online via: www.hardcreek.com. In addition, it will be posted on Yahoo Finance Canada, Stockhouse.ca and MSN Finance, as well as at www.ceoclips.com.

About the Biography Channel:

“Over half of Canadians in digital households watch The Biography Channel”, Roper Report 2005. The Biography Channel finished #1 in awareness, viewership and importance to the enjoyment of cable in the latest Beta Research Subscriber study of digital cable subscribers and can currently be viewed in 800,000 Canadian homes.

About Hard Creek Nickel:

The Company is a Canadian mineral exploration company focused on its Turnagain Nickel property in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. In June 2008 the Company issued a resource estimate of 576.6 million tonnes grading 0.219% nickel in the measured and indicated category and another 545.1 million tonnes at 0.204% nickel in the inferred category.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

This news release has been reviewed and approved by Neil Froc, P.Eng., a qualified person consistent with NI 43-101. The news release includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. The news release uses the terms “measured” “indicated” and “inferred” resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted to reserves.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: (604) 681-2300 F: (604) 681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com